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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

October 29, 2009

Re:	Cobalt International Energy, Inc. (the “Company”)
Registration Statement on Form S-1
Filed September 4, 2009, as amended October 9, 2009
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

This letter is in response to your letter dated October 22, 2009.  We have set forth your comments followed by the Company’s response.  We are also sending under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on October 9, 2009.

Form S-1

General

1.              Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.

We will provide a copy of the NYSE letter confirming that our securities have been approved for listing promptly prior to effectiveness and promptly after our receipt of that letter.

2.              We note your disclosure that Goldman, Sachs & Co., one of the participating underwriters, is your affiliate and that the offering therefore is being conducted in accordance with the applicable provisions of NASD Conduct Rule 2720, as administered by FINRA.  Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with FINRA.  Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

We will furnish supplementally the requested statement promptly after the amount of compensation to be allowed or paid to Goldman Sachs & Co. has been cleared by FINRA and a copy of the FINRA letter referenced in this comment promptly after our receipt of that letter.

3.              We note your response to prior comments 2 and 3.  We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

We have filed additional exhibits 3.1, 3.2, 4.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.9, 10.10, 10.11, 10.12, 10.13 and 10.14 and reduced the number of blanks throughout the Registration Statement in response to this comment. We acknowledge that the Staff will require sufficient time for review of all filed exhibits and filled in blanks other than those allowed by Rule 430A, and will endeavor to provide these filings and information to the Staff shortly in order to allow for this review.

Plans for Exploration and Development of West Africa Prospects, page 90

4.              With respect to prior comment 2, we note that you have revised your exhibit list to include the material contracts you intend to file.  Please tell us whether you intend to file the participation agreement with Sonangol, the RSAs with Sonangol and the PSAs with the Republic of Gabon (as described on page 90), and the Cobalt International Energy, L.P. limited partnership agreement and the equity commitment letter (as described on page 117).  If you do not intend to file these documents, please provide us with analysis as to why they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We have filed our form of RSAs with Sonangol (please refer to exhibits 10.3 and 10.4 to the Registration Statement) which we expect to sign by year-end 2009, the PSA between Total Gabon, S.A. (“Total Gabon”) and the Republic of Gabon, relating to the Diaba Block (please refer to exhibit 10.5 to the Registration Statement), and our Assignment Agreement with Total Gabon, relating to such PSA (please refer to exhibit 10.6 to the Registration Statement), in response to this comment. We also intend to file the Limited Partnership Agreement for Cobalt International Energy, L.P. in the form that such agreement will be in at the time of effectiveness of our corporate reorganization, as well as the equity commitment letter, shortly. We intend to enter into the RSAs for Blocks 9 and 21 offshore Angola before the effective date of the Registration Statement. As the provisions of the Participation Agreement with Sonangol relating to Block 9 and 21 will be superseded upon the execution of the RSAs, and as we do not believe the remaining provisions of the Participation Agreement are material to the Company, pursuant to Item 601(b)(10) of Regulation S-K we do not intend to file the Participation Agreement as an exhibit to the Registration Statement.

Compensation Discussion and Analysis, page 107

5.              We note your response to prior comment 7.  Please expand your disclosure to discuss how you determined the amounts of the long term incentive (equity) compensation awarded in 2008.

We did not grant any equity incentive awards to our Named Executive Officers in 2008.

We have revised our disclosure in response to this comment. See page 112.

Financial Statements

Cobalt International Energy, Inc.

General

6.              We note your response to prior comment 10 indicating that you believe an audited balance sheet for Cobalt International Energy, Inc. is not required in the registration statement because the Company qualifies as a “business combination related shell company.”  You also state on pages 10 and 36 that the reorganization will be completed simultaneously with, or prior to, the closing of the offering.  Tell us whether you intend to finalize the reorganization before the effective date of the registration statement.

We intend to finalize our corporate reorganization prior to the closing date of this offering, but not prior to the effective date of the Registration Statement. Upon the effective date of the Registration Statement the Company will remain a business combination related shell company. Accordingly, we remain in the belief that an audited balance sheet of the Company is not required to be included in the Registration Statement.

Cobalt International Energy, L.P. – Annual Financial Statements, page F-16

Note 15 – Subsequent Events, page F-31

7.              We note in response to prior comment 12 that you expanded your disclosures related to the 10-year alliance with TOTAL.  We understand that you have accounted for the $280 million reimbursement from TOTAL as a recovery of costs and that your share of costs will be adjusted downward in relation to any success fees that you earn under the arrangement.  Please clarify how the methodology you describe compares to that which would be applied under proportionate consolidation or if you believe it is the same.

The transaction between Cobalt International Energy, L.P. (the “Partnership”) and TOTAL was treated as a sale of undeveloped leasehold interest in the U.S. Gulf of Mexico. For accounting purposes, the Company reduced its basis in these properties by the $280 million received from TOTAL in accordance with ASC 932-360-55-8 (FAS 19 paragraph 47(h)).

In addition to the proceeds received, TOTAL is obligated to carry $60 million of the Partnership’s cost on five obligation wells (i.e. the $300 million well carry amount).  If any of these wells proves to be a success, TOTAL is required to carry an additional $60 million of the Partnership’s cost in future wells beyond the initial five obligation well program (up to a maximum of three additional successful wells).  For accounting purposes, the Partnership will only record that portion of cost it is obligated to pay on each of the initial five obligation wells and any additional wells pursuant to ASC 932-360-55-5 (FAS 19 paragraph 47(d)).

We hereby confirm that the Company believes this methodology used to account for the transaction between the Partnership and TOTAL is the same as proportionate consolidation.

We have revised our disclosure in response to this comment. See pages F-10, F-11, F-33 and F-34.

Closing Comments

We note that the Company acknowledged the following statements in a letter delivered to you under separate dated October 9, 2009:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•      Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•      the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,

/s/ Richard D. Truesdell, Jr., Esq.
Richard D. Truesdell, Jr., Esq.

cc:	Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.